UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14F

______________________

ECLIPS ENERGY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Florida

000-25097

                                      65-0783722

(State or other jurisdiction

Commission

     (IRS Employer

of incorporation)

file number

Identification No.)

3900A 31st Street North, St. Petersburg, Florida  33714

Registrant’s telephone number, including area code (727) 525-5552

Copies to:

Harvey Kesner, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32 nd Floor

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

Clifford J. Hunt, Esq.

Law Office of Clifford J. Hunt, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

Phone: (727) 471-0444

Fax: (727)471-0447

INFORMATION FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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This Information Statement is being furnished to holders of record of the common stock, par value US$0.0001 per share (“Common Stock”), of EClips Energy Technologies, Inc., a Florida corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about December 23, 2009, by the Company to the holders of record of shares of its Common Stock as of the close of business on December 22, 2009. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Stock Purchase Agreement, dated as of December 22, 2009 (the "Purchase Agreement"), by and among the Company, Benjamin C. Croxton (the “Seller”), and the purchasers signatory thereto  (each a “Purchaser” and collectively the "Purchasers").

The Company was incorporated as a Florida corporation on September 25, 1997. The Company is devoted to developing and manufacturing products and services, which reduce fuel costs, save power & energy and protect the environment.  The products and services are made available for sale into markets in the public and private sectors.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

VOTING SECURITIES

We are authorized to issue 750,000,000 shares of common stock, with a par value of $.0001 per share and 100,000,000 share of preferred stock, par value $0.0001 per share. Our Amended and Restated Articles of Incorporation authorizes the issuance of shares of preferred stock in one or more series. Our Board of Directors has the authority, without any vote or action by the shareholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative participating, option or other special rights (if any), and any qualifications, preferences, limitations or restrictions pertaining to such series which may be fixed by the Board of Directors pursuant to a resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.  As of the date hereof, the Preferred Stock has been designated into four series: Series A, Series B, Series C and Series D.  At the close of business on December 22, 2009, we had 63,156,751 shares of Common Stock and 0,0,0 and 1,500,000 shares of Series A, Series B, Series C and Series D Preferred Stock issued and outstanding, respectively.

Each share of issued and outstanding common stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

Each share of Series D Preferred Stock shall entitle the holder to five hundred (500) votes per share with respect to each matter that is submitted to and voted upon by the shareholders and each shareholder group of the Company at a meeting of shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of December 21, 2009 with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (1)
Benjamin C. Croxton	50,000,000	79.2%
Peter James	2,333.0037%
Paula Scott	0	0%
All officers and directors as a group (3 persons)	50,002,333	79.17%

(1)

Applicable percentage ownership is based on an assumption of 63,156,751 shares of common stock outstanding as of December 22, 2009, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently obtainable or obtainable within 60 days of December 22, 2009 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

CHANGE OF CONTROL

On December 22, 2009 (the "Purchase Date"), the parties entered into the Purchase Agreement and pursuant to which the Purchasers collectively purchased from the Seller an aggregate of (i) 50,000,000 shares of Common Stock of the Company and (ii) 1,500,000 shares of series D preferred stock, $0.001 par value (the “Preferred Stock”), comprising, 82 % of the issued and outstanding capital stock of the Company, for the aggregate purchase price, including expenses, of $100,000. The Company's current officers and directors tendered their resignations effective on the 11th day following the mailing of this Schedule 14F.  The Buyer's nominee as chief executive officer and director, Mr. Dana Boskoff, will be effective on the 11th day following the mailing of this Schedule 14F. In connection with the Agreement, the Company and Seller entered into a release pursuant to which in consideration for the termination of Seller’s employment agreement, dated January 31, 2006, the Company issued to Seller 1,100,000 shares of the Company’s common stock.  Furthermore, upon closing, the Company shall transfer to Seller or Seller’s designee, all of the capital stock of Pure Air Technologies, Inc., Hydrogen Safe Technologies, Inc., World Energy Solutions Limited and Advanced Alternative Energy, Inc. and the Company shall execute an Option Agreement with Seller for the purchase of H-Hybrid Technologies, Inc. within a five-year period from closing.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Purchase Agreement, Benjamin Croxton and Peter James were our chief executive officer and chief operating officer, respectively, and together with Ms. Paula Scott, were the three members that comprised our board of directors.  On the Purchase Date, Mr. Croxton, Mr. James and Ms. Scott tendered their respective resignations as officers and directors to be effective on the 11th day following the mailing of this Schedule 14F to our stockholders (the “Effective Date”).  In connection therewith, effective on the 11th day following the mailing of this Schedule 14F, our Board will appoint Mr. Dana Boskoff as President, Chief Executive Officer and Director.

None of the directors our Board nominated are currently members of the Board, and prior to the Purchase Agreement did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Officers and Directors prior to the Purchase Agreement

Name	Age	Position
Benjamin C. Croxton	61	Director, Chief Executive Officer, Chief Financial Officer
Peter James	65	Director, Chief Operating Officer
Paula Scott	50	Director

Mr. Benjamin C. Croxton served as Executive Vice President of Professional Technical Systems, Inc., a company engaged in the business of developing, manufacturing and selling electrical surge protection devices, from April 2003 to March 2004, and has served as its President from March 2004 through November 7, 2005 when Professional Technical Systems, Inc. merged into the Company. From June 2000 to the present, Mr. Croxton also has served as President of iTactical Services, Inc., which is engaged in the business of providing technical temp services to the telecom industry. Mr. Croxton is not a director of any other reporting company.

Mr. Peter James has extensive experience in international marketing and business finance. He has recently been appointed as Chief Operating Officer of the Company.  He created and managed his own management consulting firm and a public accounting practice following the founding of a regional consulting practice for Price Waterhouse, in the UK.  He was a founder Director of Cardiff World Trade Center, being involved in the planning and promotion of the entity, the arrangement of funding and monitoring of operations from its inauguration.  He is a Director of World Trade Centre (Holdings), Ltd, which owns, for development, a number of WTCA franchises in the UK.  He was first Chairman of the Board of World Trade Center Holdings, Inc. in the USA, where he is normally resident.  He owns a commercial property company in the UK.  In the USA, he is President of Euro-American Strategies, LLC, an international marketing company for defense and homeland security products and services.  He is also a member of the prestigious SPECTRUM Group of Washington defense consultants and lobbyists. Mr. James is not a director of any other reporting company.

Paula Scott has substantial corporate administrative experience which includes employment in property management for IPMI for ten years serving as supervisor of their accounting department as well as assisting in opening a branch office and managing the office in Denver, Colorado.  Ms. Scott relocated back to Florida working in a similar position as Office Manager in the marine industry.  In 1998 Ms. Scott was employed by Raymond James Financial Services as an assistant to an Independent broker’s office.  Ms. Scott joined VestPoint Securities, Inc. in Tampa, Florida in 2002 serving as Human Resource Director and she reported directly to the CEO, COO and CFO.  Relocating to St. Petersburg, Ms. Scott joined the Company in 2005. Her duties and responsibilities have included serving as investor relations representative as well as executive assistant to the CEO and executive team. She presently also serves as the controller for the Company.

Officer and Directors and Director Nominees after the Purchase Agreement

Name	Age	Position
Dana Boskoff	27	President, Chief Executive Officer and Director

Mr. Dana Boskoff, age 27, was a co-founder and has supervised the growth of RootZoo, Inc. since the site's initial build-out in early 2007. Mr. Boskoff handles all marketing efforts, and has developed various strategic relationships, facilitating the growth of RootZoo, Inc. via various channels. Prior to his employment with RootZoo, Inc., Mr. Boskoff served as a senior insurance agent at Health Benefits Direct Corp., where he was the top-producing sales agent in an office of over 30 sales executives. Mr. Boskoff holds a B.A. in sports management from New York University.

CORPORATE GOVERNANCE

We have conducted special Board of Director meetings almost every month since inception.  Each of our directors has attended all meetings either in person or via telephone conference.   In addition to the contact information in private placement memorandum, each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the corporation at our annual shareholders meetings. All communications from shareholders are relayed to the members of the Board of Directors.

Director Meetings.  Directors, including directors also serving the Company in another capacity and receiving separate compensation therefore shall be entitled to receive from the Company as compensation for their services as directors such reasonable compensation as the board may from time to time determine, and shall also be entitled to reimbursements for any reasonable expenses incurred in attending meetings of directors. Utilizing the Nasdaq Rules regarding director independence, the Company has determined that there are not any independent directors presently serving on the Board of Directors.  The Company Board of Directors undertook corporate action a total of ten times and held five meetings in the preceding year.  No incumbent director failed to attend less than 75% of the meetings held during the period such director was a member of the Board of Directors.

Litigation.  To the best of our knowledge, during the past five years, none of the following occurred with respect to a present director or executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the commodities futures trading commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

The Company has recently established its audit committee to move towards compliance with all aspects of the Sarbanes-Oxley Act of 2002.  The Company’s audit committee members have participated in several telephone conversations as they organize and coordinate their efforts with the Company’s independent auditors and have met in person two times.  In furtherance of the Company’s policy to comply with the Sarbanes-Oxley Act of 2002, it has retained Sterling Management Group, a consulting firm specifically engaged in advising small business companies with respect to Sarbanes-Oxley compliance.  Although the audit committee has discussed various audit issues with the Company’s independent auditors, it has not discussed with the independent auditors the Company’s audited financial statements that appear in this annual report. It is the intention of the audit committee to discuss with the independent auditors, those matters identified by the statement on Auditing Standards No. 61, as amended.  The audit committee also expects to receive from the independent auditors those written disclosures and the letter required by Independence Standards Board Standard No. 1 and will have ongoing discussions regarding such matters. The members of the audit committee are Peter W. James.

Audit Committee Financial Expert

No member of our Board of Directors can be deemed to be an audit committee financial expert.  Our business model is not complex and our accounting issues are straightforward. Responsibility for our operations is centralized within our executive management, which is comprised of two persons.  We recognize that having a person who possesses all of the attributes of an audit committee financial expert would be a valuable addition to our Board of Directors, however, we are not, at this time, able to compensate such a person therefore, the Company may find it difficult to attract such a candidate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.  Based upon (i) the copies of Section 16(a) reports that the Company received from such persons for their 2007 fiscal year transactions, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, directors, and five-percent beneficial owners for such fiscal year.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics will be provided to any person without charge, upon request.  Requests should be addressed to Investor Relations Department, c/o EClips Energy Technologies, Inc., 3900 31st Street North, St. Petersburg, Florida 33714.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and principal position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensa-tion($)
Benjamin C. Croxton, Chief Executive Officer, Chief Financial Officer, Director	2008	$156,000	-0-	-0-	-0-	-0-	-0-	-0-
	2007	$156,000	-0-	-0-	-0-	-0-	-0-	-0- (1)
Mike Prentice, President, Director	2008	$156,000	-0-	-0-	-0-	-0-	-0-	-0- (2)
	2007	$156,000	-0-	-0-	-0-	-0-	-0-	-0- (1)

(1) Does not include salary paid by Professional Technical Systems, Inc.

(2) Mr. Prentice was terminated January 16, 2009.

EMPLOYMENT AGREEMENTS

On January 31, 2006, the Company entered into employment agreements with its Mr. Croxton and Mr. Prentice. The agreements provide for annual salaries of $156,000 and the transfer of 600,000 shares of Company common stock.  The common stock transferred to Messrs. Croxton and Prentice under the agreements has been cancelled.  The employment agreements each contain a non-competition agreement and provide for severance pay equal to one year base salary.

COMPENSATION OF DIRECTORS

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Interest expense recorded on debts owed the President of the Company totaled $6,048 and $1,313 for the years ended December 31, 2008 and 2007, respectively.

During the year ended December 31, 2006, the Company entered into employment agreements with both the CEO and with the President and Chairman of the Board.  The agreements each became effective January 31, 2006 and granted to each of the above employees a base salary of $3,000 per week, certain company benefits and the issuance of 600,000 common stock in connection with an offering of securities conducted by the Company pursuant to the United States Securities and Exchange Commission Form S-8.  These shares were issued to the employees in February, 2006.  The shares were valued at the stock closing price of $1.45 on the date of execution and effective date of the agreement, which resulted in a total of $870,000 per employee or a total of $1,740,000 expense.  Since there were no vesting or performance requirements for the issuance of the shares, the full expense was recognized during the first quarter.

In December, 2006, the Board of Directors approved the cancellation of these and other shares that had been issued to certain consultants due to the performance expectations of the Company related to these agreements not being met.

NO DISSENTERS' RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

 Date:  December 22, 2009

ECLIPS ENERGY TECHNOLOGIES, INC.

/s/:  Benjamin C. Croxton

Benjamin C. Croxton, Chief Executive Officer